Exhibit 99.1

Inclusion of Alibaba Group on the CMC List

Alibaba Group Holding Limited (“Alibaba Group” or the “Company” and together with its subsidiaries and consolidated entities, the “Group”) noted that the U.S. Department of Defense has included Alibaba Group into the list of Chinese Military Companies (the “CMC List”). The U.S. Department of Defense is prohibited from procuring, directly or indirectly, goods, services or technology from entities on the CMC List.

The Company believes that its inclusion in the CMC List is a mistake. There is no basis to conclude that Alibaba Group should be placed on the CMC List. Alibaba Group is not a Chinese military company nor part of any military-civil fusion strategy. The Company will take all available legal action against attempts to misrepresent the Company.

Inclusion in the CMC List will not affect the Group’s ability to conduct business as usual in the United States or anywhere in the world because the Group does not do business related to U.S. military procurement. The CMC List does not impose any other export controls or sanctions, nor does it prohibit any persons (other than the U.S. Department of Defense) from business dealings with the Group or transacting in the securities of the Company.

The Company will make further announcement(s) as and when appropriate.

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. Alibaba Group may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of the Hong Kong Stock Exchange in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this announcement is as of the date of this announcement and are based on assumptions that Alibaba Group believes to be reasonable as of this date, and Alibaba Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

June 9, 2026

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